ANNUAL GENERAL AND SPECIAL MEETING

2012 Annual General and Special Meeting Materials Attached:

Notice of Meeting

Information Circular

Proxy

Supplemental Mailing List Return Card

The 2012 Annual General and Special Meeting of the Shareholders of

CanAlaska Uranium Ltd.

will be held at

1020 – 625 Howe Street, Vancouver, BC V6C 2T6

on

Thursday September 27th, 2012

at

10:00 a.m. Pacific Time

CanAlaska Uranium Ltd.
1020 - 625 Howe Street
Vancouver, British Columbia, V6C 2T6, Canada
Telephone: (604) 688-3211 and Facsimile: (604) 688-3217

CANALASKA URANIUM LTD.

NOTICE OF ANNUAL GENERAL & SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General and Special Meeting (the “Meeting”) of the Shareholders of CanAlaska Uranium Ltd. (the “Company”) will be held at Suite 1020 – 625 Howe Street, Vancouver, BC, V6C 2T6, Canada, on Thursday September 27, 2012, at 10:00 a.m. (Pacific Time) for the following purposes:

1.	to receive the consolidated financial statements of the Company, for the fiscal year ended April 30, 2012, and the auditors’ report thereon;

2.	to re-appoint Deloitte & Touche LLP, Chartered Accountants, as auditors for the ensuing year, and to authorize the directors to fix their remuneration;

3.	to set the number of directors at six (6);

4.	to elect directors for the ensuing year;

5.
to consider and, if thought appropriate, confirm, the amendments to the Company’s stock option plan as follows; 1) to increase the maximum number of common shares of the Company which may be allocated for issuance pursuant to incentive stock options under the plan to 4,400,000 shares, 2) if the Common Shares are listed for trading on the TSX, specifying that common shares a) issued to insiders within any one year period and b) issuable to Insiders at any time, under this or any other security based compensation arrangement will not exceed 10% of the number of the company's common shares outstanding at any given time, and 3) to clarify the circumstances under which the board may make amendments to the plan without shareholder approval;

6.	to consider and, if thought appropriate, confirm, with or without amendment, the Company’s shareholders rights plan dated April 9, 2012; and

7.	to transact any other business which may properly come before the Meeting.

Management’s Information Circular and a form of Proxy accompany this Notice.  The Information Circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this Notice.

It is important that your shares be represented at this Meeting to ensure a quorum.  If you cannot be present to vote in person, please ensure that your proxy or, if a corporation, your representative, is appointed and present to vote on your behalf at the Meeting.  Instructions regarding the appointment of a proxy or representative are contained in the Information Circular.

DATED at Vancouver, British Columbia this 13th day of August, 2012.

BY ORDER OF THE BOARD OF DIRECTORS

"Peter Dasler"

President & CEO

CANALASKA URANIUM LTD.
1020 – 625 Howe Street
Vancouver, British Columbia, Canada, V6C 2T6
Telephone No.:  604-688-3211 Fax No.: 604-688-3217

INFORMATION CIRCULAR
(as at August 13 2012, unless indicated otherwise)

SOLICITATION OF PROXIES

This information circular (“Information Circular”) is provided in connection with the solicitation of proxies by the management of CANALASKA URANIUM LTD. (the “Company”) for use at the Annual General and Special Meeting of the shareholders of the Company (the “Meeting”) to be held on Thursday September 27, 2012, at Suite 1020 – 625 Howe Street, Vancouver, British Columbia, Canada, at 10:00 a.m. (Pacific Time) and at any adjournments thereof for the purpose set forth in the enclosed Notice of Annual General and Special Meeting (“Notice of Meeting”).

The solicitation of proxies is intended to be primarily by mail but may also be made by telephone, facsimile or other electronic means of communication or in person by the directors and officers of the Company.  The cost of such solicitation will be borne by the Company.

PROXY INSTRUCTIONS

APPOINTMENT OF PROXYHOLDER

The individuals named in the accompanying form of proxy are directors and/or officers of the Company.  A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM OR HER AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY.  Such a shareholder should notify the nominee of his or her appointment, obtain his or her consent to act as proxy and instruct him or her on how the shareholder’s shares are to be voted.  In any case, the form of proxy should be dated and executed by the shareholder or his/her attorney authorized in writing, or if the shareholder is a company, under its corporate seal, or by an officer or attorney thereof duly authorized.

A proxy will not be valid for the Meeting or any adjournment thereof unless the completed, signed and dated form of proxy is delivered to the office of the registrar and transfer agent of the Company, CIBC Mellon Trust Company, at 1600 – 1066 West Hastings Street, P.O. Box 1900, Vancouver, British Columbia, V6C 3K9, Canada, not later than 48 hours (excluding Saturdays, Sundays and holidays) before the commencement of the Meeting.

REVOCATION OF PROXIES

A proxy may be revoked at any time prior to the exercise thereof.  If a person who has given a proxy attends personally at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person.  In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy may revoke it, any time before it is exercised, by instrument in writing executed by the shareholder or by his or her attorney authorized in writing and deposited with CIBC Mellon Trust Company, 1600 – 1066 West Hastings Street, P.O. Box 1900, Vancouver, British Columbia, Canada, V6C 3K9, at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting.  Where a proxy has been revoked, the shareholder may personally attend at the Meeting and vote his or her shares as if no proxy had been given.

VOTING OF PROXIES

The persons named in the enclosed form of proxy have indicated their willingness to represent, as proxyholders, the shareholders who appoint them.  Each shareholder may instruct his or her proxyholder how to vote his or her shares by completing the blanks in the form of proxy.

Shares represented by properly executed proxy forms in favour of the persons designated on the enclosed proxy form will be voted or withheld from voting on any poll in accordance with instructions made on the proxy forms, and, if a shareholder specifies a choice as to any matters to be acted on, such shareholder’s shares shall be voted accordingly.  In the absence of such instructions, the management designees, if named as proxy, will vote in favour of all matters set out thereon.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments and variations to matters identified in the Notice of Meeting and with respect to any other matters which may properly come before the Meeting.  At the time of printing this Information Circular, the management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

VOTING BY NON-REGISTERED SHAREHOLDERS

The information in this section is important to many shareholders as a substantial number of shareholders do not hold their shares in their own name.

Shareholders who hold shares through their brokers, intermediaries, trustees or other nominees (such shareholders being collectively called “Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the share register of the Company may be recognized and acted upon at the Meeting.  If shares are shown on an account statement provided to a Beneficial Shareholder by a broker, then in almost all cases the name of such Beneficial Shareholder will not appear on the share register of the Company.  Such shares will most likely be registered in the name of the broker or an agent of the broker.  In Canada, the vast majority of such shares will be registered in the name of “CDS & Co.”, the registration name of The Canadian Depository for Securities Limited, which acts as a nominee for many brokerage firms.  Such shares can only be voted by brokers, agents, or nominees and can only be voted by them in accordance with instructions received from Beneficial Shareholders.  As a result, Beneficial Shareholders should carefully review the voting instructions provided by their broker, agent or nominee with this Information Circular and ensure that they direct the voting of their shares in accordance with those instructions.

Applicable regulatory policies require brokers and intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings.  Each broker or intermediary has its own mailing procedures and provides its own return instructions to clients.  The purpose of the form of proxy or voting instruction form provided to a Beneficial Shareholder by such shareholder’s broker, agent, or nominee is limited to instructing the registered holder of the relevant shares on how to vote such shares on behalf of the Beneficial Shareholder.  Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”).  Broadridge typically supplies a voting instruction form, mails those forms to Beneficial Shareholders and asks those Beneficial Shareholders to return the forms to Broadridge or follow specific telephone or other voting procedures.  Broadridge then tabulates the results of all instructions received by it and provides appropriate instructions respecting the voting of shares at the Meeting.  A Beneficial Shareholder receiving a voting instruction form from Broadridge cannot use that form to vote shares directly at the Meeting.  Instead, the voting instruction form must be returned to Broadridge or the alternate voting procedures must be completed well in advance of the Meeting in order to ensure that such shares are voted.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, and except for the fact that certain directors and officers of the Company may have been granted stock options, management of the Company is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any director or officer of the Company, any proposed nominee for election to the board of directors, or associate or affiliate of any such person, in any matter to be acted upon at the Meeting other than the election of directors.

RECORD DATE

The Company has set the close of business on August 13, 2012 as the record date (the “Record Date”) for the Meeting.  The common shareholders of record, as at the Record Date, are entitled to receive notice of and to vote at the Meeting subject to the provisions described above.

VOTING RIGHTS AND PRINCIPAL HOLDERS OF SHARES

The holders of the Company’s common shares of record at the Record Date are entitled to vote such shares at the Meeting on the basis of one vote for each common share held.  The Company is authorized to issue an unlimited number of common shares without par value (referred to herein as the “common shares” or the “shares”) of which 22,058,136 shares are issued and outstanding as of the Record Date.

To the knowledge of the directors and executive officers of the Company, and based on the Company’s review of the records maintained by CIBC Mellon Trust Company and of the insider reports filed on the System for Electronic Disclosure by Insiders (SEDI) as at the Record Date, no person beneficially owns, directly or indirectly, or controls or directs shares carrying 10% or more of the voting rights attached to all shares of the Company.

ELECTION OF DIRECTORS
Set Number of Directors

The board of directors of the Company (the “Board”) presently consists of seven directors.  At the Meeting, management will propose a resolution to set the number of directors for the ensuing year at six (6).

Election of Directors

The term of office of each of the present directors expires at the Meeting.  The persons named below will be presented for election at the Meeting as management’s nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees.  Management does not contemplate that any of these nominees will be unable to serve as a director.  Each director elected will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the Business Corporations Act (British Columbia).

The following table sets out the names of the nominees for election as directors, the province or state and the country in which each is ordinarily resident, all offices of the Company now held by each of them, their principal occupations, the period of time for which each has been a director of the Company, and the number of common shares of the Company or any of its subsidiaries beneficially owned by each, or controlled or directed, directly or indirectly, as at the Record Date.

Name, Province/State and Country of Residence and Position	Principal Occupation	Director of the Company Since	Shares Beneficially Owned(1)
Peter Dasler Tsawwassen, BC, Canada President, CEO & Director	President, CEO and Director of the Company (2004-present).	September 20, 2006	286,538(2)
Hubert Marleau(3)(4)(6) Montreal, QC, Canada Director	Independent Director of the Company (1996-present); Founder and Chairman of Palos Capital Corp. (1998-present); and Director of several other public companies.	April 17, 1996	Nil
Jean Luc Roy (3)(4)(6) Burkina Faso, Africa Director	Independent Director of the Company (2007-present); Former President and CEO of El Nino Ventures Inc.(2006-2009); Manager for SOMISY SA (2008 – 2009); COO of Ampella Mining Limited (2009 – present).	October 31, 2007	Nil
Amb. Thomas Graham Jr.(4)(5) Bethesda, MD, Canada Chairman & Director	Chairman of the Board (since June 3, 2011); Director of the Company (2007-present); appointed as a member of the International Advisory Board for the nuclear program of the United Arab Emirates in 2010; Chairman of the Board of Mexco Energy Corporation (July 1997 - 2012); Executive Chairman of Lightbridge Corporation (formerly Thorium Power, Ltd.)(2006-present).	March 30, 2007	20,000
Victor Fern(5)(6) Fond du Lac, SK, Canada Director

Independent Director of the Company (2007-present); road maintenance supervisor for Athabasca Development Corporation (2009-present); mill training foreman and a mill process operator for Cameco Corporation (1984 – 2009 with a two years leave); Former Chief of the Fond Du Lac Denesuline First Nation (2005–2007).
		March 25, 2008	Nil
Michael E. Riley(3)(5)(6) Surrey, BC, Canada Director

Independent Director of the Company since June 3, 2011;  Director and Chair of Audit Committee of BC Lottery Corporation (2008-present); Director and Chair of the Audit Committee for Primero Mining Corp. (2010 – present); Director and member of the finance committee of Vancouver Symphony Society (2006-present); former audit partner with Ernst & Young LLP (1985 – 2006).
		June 3, 2011	Nil

Notes:

(1)	This information has been furnished by the respective directors.
(2)	Of these shares, Peter Dasler holds 179,380 shares indirectly through Bay Geological Inc., a private company wholly-owned by Mr. Dasler.
(3)	Denotes member of the Audit Committee.
(4)	Denotes member of the Compensation Committee.
(5)	Denotes member of the Corporate Governance Committee.
(6)	Denotes independent director of the Company.

None of the directors of the Company:

(a)
is, as at the date of this Information Circular, or has been, within ten years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(i)
was subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, which order was in effect for a period of more than 30 consecutive days (an “Order”) that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer;

(ii)
was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer, except that in August 2003, Mr. Marleau sought registration as a Financial Advisor with the Commission des valeurs mobilières du Québec (“CVMQ”), and duly filed an application for said purpose at that time. On November 13, 2003, Mr. Marleau and Gestion Palos Inc. undertook with the CVMQ to cease acting as dealers or advisors until such time as Gestion Palos Inc. was registered with the CVMQ as an advisor. Such registrations were granted by the CVMQ on December 15, 2003.

In addition, Mr. Marleau was a director of Magistral Biotech Inc. in early 2006 when it was subject to a cease trade order imposed by L’Autorité des marchés financiers and the British Columbia Securities Commissions because it did not file a comparative financial statement for the financial year ended December 31, 2005.  Magistral Biotech Inc. subsequently filed the necessary disclosures and in late 2006, L’Autorité des marchés financiers and the British Columbia Securities Commissions each issued Partial Revocation Orders allowing Magistral Biotech Inc. to effect certain transactions to complete a reverse take-over with Immunotec Research Ltd.

is, as at the date of this Information Circular, or has been, within ten years before the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that perstock son ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

except that:

Mr. Marleau was a director of Malette International Inc. (“Malette”) a reporting issuer listed on the TSX Venture Exchange when, on February 26, 2007, Malette Industries Inc., a wholly-owned subsidiary of Malette, filed a notice of intention to make a proposal to its creditors under the Bankruptcy and Insolvency Act (Canada). On February 27, 2007, a creditor of Malette Hardwood Flooring Inc., another subsidiary of Malette, obtained a receivership order from the Superior Court of Québec. On February 2, 2007, the Autorité des marches financiers issued a cease trade order against Malette for its failure to file financial statements for the year ended September 30, 2006. Effective March 1, 2007, Mr. Marleau resigned from the board of directors of Malette.

(c)
has, within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Other Principle Directorships

In addition to their positions on the Board, the following Directors also serve as Directors of the following reporting issuers or reporting issuer equivalents:

Name of Director	Reporting Issuer(s) or Equivalent(s)
Hubert Marleau	A.I.S. Resources Limited (AIS-V) Gobimin Inc. (GMN) Eco Oro Mineral Corp. (EOM)) Huntington Exploration Inc. (HEI) Niocan Inc.(NIO) Woulfe Mining Corp. (WOF) Uni-Select Inc. (UNS)
Amb. Thomas Graham Jr.	Lightbridge Corporation (LTBR)
Michael E. Riley	Primero Mining Corp. (TSX - P)

EXECUTIVE COMPENSATION

Chief Executive Officer (“CEO”) means an individual who acted as chief executive officer of the Company, or acted in a similar capacity, for any part of the most recently completed financial year;

Chief Financial Officer (“CFO”) means an individual who acted as chief financial officer of the Company, or acted in a similar capacity, for any part of the most recently completed financial year;

Named Executive Officer (“NEO”) means each of the following individuals:

(a)	a CEO;

(b)	a CFO;

(c)
each of the three most highly compensated executive officers of the Company including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d)
each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company or its subsidiaries, nor acting in a similar capacity, at the end of that financial year;

“closing market price” means the price at which the Company’s security was last sold, on the applicable date in the security’s principle marketplace in Canada;

“option-based award” means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features;

“share-based award” means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units and stock.

Compensation Discussion & Analysis

Executive Compensation is required to be disclosed for the (i) Chief Executive Officer (or individual who served in a similar capacity during the most recently completed financial year), (ii) Chief Financial Officer (or individual who served in a similar capacity during the most recently completed financial year), (iii) each of the three most highly compensated executive officers (other than the Chief Executive Officer and the Chief Financial Officer) who were serving as executive officers at the end of the most recently completed fiscal year (or three most highly compensated individuals) and whose total compensation was, individually, more than $150,000; and (iv) each individual who would meet the definition set forth in (iii) but for the fact that the individual was neither an executive officer of the company, nor acting in a similar capacity, at the end of that financial year (the "Named Executive Officers").

The Named Executive Officers of the Company during the most recently completed financial year are Peter Dasler, the President and CEO of the Company; Ram Ramachandran, the CFO of the Company; Emil Fung, Vice President, Corporate Development of the Company until August 12, 2012; and Karl Schimann, Vice President, Exploration of the Company.  There were no other Named Executive Officers during the most recently completed financial year, as no other employees earned in excess of $150,000 in the financial year ended April 30, 2012.

The Company does have a compensation committee; the functions of the compensation committee are to review and recommend the compensation of the Named Executive Officers to the Board of Directors. The final decision on the compensation of the Named Executive Officers is made by the Board of Directors in its entirety.

The compensation program of the Company is designed to attract, motivate, reward and retain knowledgeable and skilled executives required to achieve the Company’s corporate objectives and increase shareholder value. The main objective of the compensation program is to recognize the contribution of the Named Executive Officers to the overall success and strategic growth of the Company. The compensation program is designed to reward management performance by aligning a component of the compensation with the Company’s business performance and share value.  The philosophy of the Company is to pay management a total compensation amount that is competitive with other junior resource companies and is consistent with the experience and responsibility level of the management. The purpose of executive compensation is to reward the executives for their contributions to the achievements of the Company on both an annual and long term basis.

Performance Graph

The common shares of the Company commenced trading on the Toronto Stock Exchange (the “TSX”) on June 21, 2011 under the symbol “CVV”.  The following chart compares the total cumulative shareholder return for CDN $100 invested in common shares of the Company on April 30, 2008, with the cumulative total return of the S&P/TSX Composite Index (formally the TSE 300 Composite Index) for the period from April 30, 2008 to April 30, 2012.  The performance of common shares of the Company as set out in the graph does not necessarily indicate future price performance.

	Apr. 2008	Apr. 2009	Apr. 2010	Apr. 2011	Apr. 2012
S&P/TSX Composite Index	$103.88	$69.50	$91.01	$103.94	$88.20
CanAlaska Uranium Ltd.	$37.31	$23.88	$22.39	$12.54	$17.20

Share Based and Option Based Awards

The Company maintains a stock option plan to provide additional long-term incentives to the Company’s executive officers, as well as its directors, employees and consultants.  The Compensation Committee reviews the level of incentive options periodically and makes any new issuance recommendations to the Board for approval.  Previous grants of option-based awards are taken into account when considering new grants.  See “Narrative Discussion” under “Incentive Plan Awards” below for details of the Company’s stock option plan.

Compensation Governance

Compensation of the NEOs of the Company is set by the Board as recommended by the Company’s Compensation Committee.  The Compensation Committee consists of three independent directors namely Jean Luc Roy, (Chair of the Compensation Committee), Victor Fern and Hubert Marleau.  None of the above members have any direct experience that is relevant to the responsibilities in executive compensation.  The Compensation Committee is governed by a charter, adopted by the Board on July 27, 2012.

The Compensation Committee reviews, on an annual basis, the cash compensation, performance and overall compensation package for each NEO.  The Compensation Committee then presents its findings and any recommendations to the Board for consideration and, if acceptable to the Board, for approval.  The Compensation Committee recognizes the need to provide a total compensation package that will attract and retain qualified and experienced executives as well as align the compensation level of each of the NEOs.

The Company’s executive compensation practices are intended to provide both current and long term rewards to its NEOs that are competitive within the compensation practices of the industry and consistent with their individual performance and contribution to the Company’s objectives.  Compensation components include base salary, bonus and long term incentives in the form of stock options.

In determining the appropriate base salary of an executive officer, the Compensation Committee considers the responsibilities of the individual, comparable salaries in the industry, the experience level of the individual and overall performance.  Once the base salary has been established, it will be reviewed by the Compensation Committee on an annual basis.  The Company terminated all contractual compensation arrangements with its NEOs by July 31, 2012 (see “Compensation Discussion & Analysis” above for details). Revised compensation arrangements for NEOs are currently under discussion by the Compensation Committee.

The Compensation Committee meets at least annually or more frequently if required.  On an annual basis, the Compensation Committee reports to the Board that it is in compliance with its Charter.

Summary Compensation Table

The following table sets out compensation of the NEOs of the Company for the three most recently completed financial years of the Company:

				Non-equity incentive plan compensation ($) (f)
Name and principal position (a)	Year Ended April 30 (b)	Salary ($) (c)	Option-based awards ($)(4) (e)	Annual incentive plans (f1)	Long-term incentive plans (f2)	All other compensation ($) (h)	Total compensation ($) (i)
Peter Dasler	2012	191,016	48,213	Nil	Nil	Nil	239,229
President, CEO	2011	191,016	29,769	28,750	Nil	Nil	249,535
and Director	2010	181,920	108,133	50,853	Nil	Nil	340,906
Ram	2012	67,500	6,027	Nil	73,527
Ramachandran	2011	80,000	15,835	2,000	Nil	Nil	97,835
CFO(1)	2010	6,667	Nil	Nil	Nil	Nil	6,667
Emil Fung	2012	191,016	48,213	Nil	Nil	Nil	239,229
Former Vice	2011	191,016	6,334	28,750	Nil	Nil	226,100
President	2010	181,920	53,308	48,300	Nil	Nil	283,528
Corporate
Development
Karl Schimann(2)	2012	160,160	48,213	Nil	Nil	Nil	208,373
Vice President	2011	175,975	59,538	28,750	Nil	Nil	264,263
Exploration	2010	179,960	35,250	57,500	Nil	Nil	272,710

 Notes:
(1)	Mr. Ramachandran was appointed CFO of the Company on April 1, 2010. Mr. Ramachandran’s compensation was paid as a management fee to a consulting company in which he holds a beneficial interest.
(2)	Mr. Schimann’s compensation is paid as consulting fees to a consulting company in which he holds a beneficial interest.
(3)	Mr. Fung was terminated on August 12, 2012, effective immediately.
(4)
In determining the fair value of the options granted, the Company followed the principles established under International Financial Reporting Standards, which requires the determination of the fair value of options granted using the Black-Scholes methodology.  The Black-Scholes methodology requires making estimates of the risk free rate, expected life of the options, expected volatility and expected dividends.  The Company used the following assumptions in determining the fair value of the options:

Forfeiture rate:	15.40% to 15.42%
Risk-free rate:	1.08% to 1.74%
Expected Life	1.48 to 2.79 years
Expected volatility	82% to 94%
Expected dividends	0%

Narrative Discussion

During the financial year ended April 30, 2012, the Company had four NEOs: Peter Dasler, the President and CEO of the Company; Ram Ramachandran, the CFO of the Company; Emil Fung, Vice President, Corporate Development of the Company until August 12, 2012; and Karl Schimann, Vice President, Exploration of the Company.

The Company paid the following compensation to its NEOs for the year ended April 30, 2012:

(a)
A total of $191,016 was paid to Peter Dasler, the President and CEO of the Company, pursuant to the terms of his employment agreement with the Company and with respect to his position as the President and CEO of the Company.

(b)	A total of $67,500 was paid to Ram Ramachandran, the CFO of the Company, pursuant to the terms of his consulting agreement with the Company and with respect to his position as the CFO of the Company.

(c)
A total of $191,016 was paid to Emil Fung, the Vice President, Corporate Development of the Company until August 12, 2012, pursuant to the terms of his employment agreement with the Company and with respect to his position as the Vice President, Corporate Development of the Company.  Mr. Fung was terminated on August 12, 2012, effective immediately.

(d)
A total of $160,160 was paid to Karl Schimann, the Vice President of Exploration of the Company, pursuant to the terms of his consulting agreement with the Company and with respect to his position as the Vice President of Exploration of the Company.

Due to increasingly difficult conditions facing junior uranium exploration companies, the Company’s management and the Board approved a plan to significantly reduce the overhead of the Company.  Employment and consulting contracts with all of the Company’s NEOS have been amended or terminated effective by July 31, 2012 as discussed above.

As at the financial year ended April 30, 2012, the Company had employment and consulting agreements in effect with each of its NEOs, all of which were amended or terminated effective by July 31, 2012. The following is a summary of these agreements:

Employment Agreement – Peter Dasler

As at the financial year ended April 30, 2012, the Company had an employment agreement dated March 3, 2008 in place with Peter Dasler (the “Dasler Employment Agreement”), with respect to Mr. Dasler’s position as the President, CEO and a director of the Company, pursuant to which Mr. Dasler was entitled to a fee of $191,016 per annum.  Pursuant to the terms of the Dasler Employment Agreement, Mr. Dasler was entitled to receive performance bonuses, participate in any incentive bonus plans and was entitled to receive incentive stock options as recommended by the Compensation Committee and approved by the Board.

The term of the Dasler Employment Agreement was for five years, terminating on March 2, 2013.  The Company terminated the Dasler Employment Agreement effective July 31, 2012 by providing 90 days’ written notice to Mr. Dasler.  The termination of the Dasler Employment Agreement does not effect Mr. Dasler’s position as President and CEO of the Company, or effect any stock options granted to Mr. Dasler.

In addition to the Dasler Employment Agreement, as at the financial year ended April 30, 2012, the Company also had a contingency agreement (the “Contingency Agreement”) in place with Mr. Dasler which governed the termination or modification of Mr. Dasler’s employment in the event that a change of control of the Company occurred during the term of the Dasler Employment Agreement.  The term of the Contingency Agreement was for an initial period of five years commencing on March 3, 2008, with automatic renewals for consecutive periods of one year unless terminated by either Mr. Dasler or the Company 90 days prior to renewal.  The Company terminated the Contingency Agreement effective July 31, 2012.

The new Employment Agreement and Contingency Agreement with a term of five years terminating on July 31, 2017 was entered into by Mr. Dasler on August 1, 2012.  It follows the same terms and conditions of the previous agreement but with a reduced salary of $120,000 per annum for up to 60% of Mr. Dasler’s time.  The terms of the Contingency Agreement were reduced from three year compensation to one year compensation.  The agreement can be terminated with 90 days’ written notice.

Consulting Agreement – Ram Ramachandran

As at the financial year ended April 30, 2012, the Company had a consulting agreement dated June 1, 2011 in place with Ram Ramachandran (dba 1530622 Ontario Inc.) (the “Ramachandran Consulting Agreement”) with respect to Mr. Ramachandran’s position as the CFO of the Company, pursuant to which Mr. Ramachandran was entitled to a fee of $70,000 per annum.

The Ramachandran Consulting Agreement was amended effective May 1, 2012 (the “Amended Agreement”), to decrease the fee payable to Mr. Ramachandran to $30,000 per annum.  The Amended Agreement can be terminated by either party by providing 30 days written notice to the other.

Employment Agreement – Emil Fung

As at the financial year ended April 30, 2012, the Company had an employment agreement dated March 3, 2008 in place with Emil Fung (the “Fung Employment Agreement”) with respect to Mr. Fung’s position as the Vice President of Corporate Development for the Company, pursuant to which Mr. Fung was entitled to a fee of $191,016 per annum.

The term of the Fung Employment Agreement was for five years, terminating on March 3, 2013.  The Company terminated the Fung Employment Agreement effective July 13, 2012 by providing 90 days’ written notice to Mr. Fung.  The termination of the Fung Employment Agreement does not effect any stock options granted to Mr. Fung.

In addition to the Fung Employment Agreement, as at the financial year ended April 30, 2012, the Company also had a contingency agreement (the “Contingency Agreement”) in place with Mr. Fung which governed the termination or modification of Mr. Fung’s employment in the event that a change of control of the Company occurred during the term of the Fung Employment Agreement.  The term of the Contingency Agreement was for an initial period of five years commencing on March 3, 2008, with automatic renewals for consecutive periods of one year unless terminated by either Mr. Fung or the Company 90 days prior to renewal.  The Company terminated the Contingency Agreement effective July 13, 2012.

Consulting Agreement – Karl Schimann

As at the financial year ended April 30, 2012, the Company had an employment agreement dated March 3, 2008 in place with Karl Schimann (the “Schimann Employment Agreement”) with respect to Mr. Schimann’s position as the Vice President of Exploration for the Company, pursuant to which Mr. Schimann was entitled to a fee of $715 per day for consulting services provided to the Company.

The term of the Schimann Employment Agreement was for five years, terminating on July 31, 2012.  The Company terminated the Schimann Employment Agreement effective July 31, 2012 by providing 90 days’ written notice to Mr. Schimann.  The termination of the Schimann Employment Agreement does not effect Mr. Schimann’s position as Vice President of Exploration for the Company or effect any stock options granted to Mr. Schimann.

In addition to the Schimann Employment Agreement, as at the financial year ended April 30, 2012, the Company also had a contingency agreement (the “Contingency Agreement”) in place with Mr. Schimann which governed the termination or modification of Mr. Schimann’s employment in the event that a change of control of the Company occurred during the term of the Schimann Employment Agreement.  The term of the Contingency Agreement was for an initial period of five years commencing on March 3, 2008, with automatic renewals for consecutive periods of one year unless terminated by either Mr. Schimann or the Company 90 days prior to renewal.  The Company terminated the Contingency Agreement effective July 31, 2012.

The new Consulting Agreement and Contingency Agreement with a term of five years terminating on July 31, 2017 was entered into by Mr. Schimann on August 1, 2012.  It follows the same terms and conditions of the previous agreement but with a reduced monthly retainer fee of $5,000 per month for up to 30% of Mr. Schimann’s time.  The terms of the Contingency Agreement were reduced from three year compensation to one year compensation.  The agreement can be terminated with 90 days’ written notice.

Outstanding Share-Based and Option-Based Awards

The following table sets forth details of all awards outstanding for the Company’s NEOs as at the year ended April 30, 2012, and includes awards granted to the NEOs in prior years.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercis e price ($)	Option expiration date	Value of unexercised in- the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)

Peter Dasler	10,000	$1.00	Jun 28/12	Nil	Nil	Nil
President, CEO	60,500	$1.00	Dec 20/12	Nil	Nil	Nil
and Director	81,000	$1.00	Jan 25/14	Nil	Nil	Nil
	35,000	$1.00	Apr 30/14	Nil	Nil	Nil
	90,000	$1.00	Dec 3/14	Nil	Nil	Nil
	22,500	$1.50	Apr 30/14	Nil	Nil	Nil
	47,000	$1.00	Oct 31/13	Nil	Nil	Nil
	200,000	$0.50	Nov 7/14	Nil	Nil	Nil
	546,000
Ram	25,000	$1.00	Oct 31/13	Nil	Nil	Nil
Ramachandran	25,000	$0.50	Nov 7/14	Nil	Nil	Nil
CFO
	50,000
Emil Fung	20,000	$1.00	Jun 28/12	Nil	Nil	Nil
Former Vice	150,000	$1.00	Dec 20/12	Nil	Nil	Nil
President	81,000	$1.00	Jan 25/14	Nil	Nil	Nil
Corporate	35,000	$1.00	Apr 30/14	Nil	Nil	Nil
Development	15,000	$1.00	Apr 30/14	Nil	Nil	Nil
	15,000	$1.50	Apr 30/13	Nil	Nil	Nil
	10,000	$1.00	Oct 31/13	Nil	Nil	Nil
	200,000	$0.50	Nov 7/14	Nil	Nil	Nil
	526,000
Karl Schimann	20,250	$1.00	Jan 25/14	Nil	Nil	Nil
Vice President	6,500	$1.50	Apr 30/13	Nil	Nil	Nil
Exploration	200,000	$0.50	Nov 7/14	Nil	Nil	Nil
	226,750

The following table sets forth details of the value vested or earned by the Company’s NEOs for all incentive plan awards during the year ended April 30, 2012:
Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Peter Dasler	Nil	Nil	Nil
Ram Ramachandran	Nil	Nil	Nil
Emil Fung	Nil	Nil	Nil
Karl Schimann	Nil	Nil	Nil

Notes:
(1)
The value of the option-based awards vested during the year is calculated by using the number of fully vested options at the financial year end and multiplying that number of options by the difference between the market price and the exercise price of the option.  The market value of $0.425 per share is the closing price of the Company’s shares at April 30, 2012.

Termination and Change of Control Benefits

The Company does not currently have any contracts or agreements in place with any NEOs that provides for payments to NEOs at, following or in connection with a any termination, resignation, retirement or change in control of the Company or in the NEOs responsibilities.

Director Compensation Table
The following table sets forth the details of compensation provided to the directors other than the NEOs (the “Other Directors”) during the Company’s most recently completed financial year:

Name	Fees Earned ($)	Share-based Awards ($)	Option-based Awards(1) ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Hubert Marleau	$19,600	Nil	$12,957	Nil	Nil	$32,557
Amb. Thomas Graham Jr.	$24,698(2)	Nil	$14,464	Nil	Nil	$39,162
Jean Luc Roy	$22,300	Nil	$12,053	Nil	Nil	$34,353
Victor Fern	$17,100	Nil	$12,053	Nil	Nil	$29,153
Michael Riley	$19,725	Nil	$39,400	Nil	Nil	$59,125

Notes:
(1)
In determining the fair value of the options granted, the Company followed the principles established under International Financial Reporting Standards, which requires the determination of the fair value of options granted using the Black-Scholes methodology.  The Black-Scholes methodology requires making estimates of the risk free rate, expected life of the options, expected volatility and expected dividends.  The Company used the following assumptions in determining the fair value of the options:

Forfeiture rate:	15.40% to 15.42%
Risk-free rate:	1.08% to 1.74%
Expected Life	1.48 to 2.79 years
Expected volatility	82% to 94%
Expected dividends	0%

(2)	Fees earned were US$25,000; this amount has been exchanged into Canadian dollars at the year end exchange rate of 0.9879 as of April 30, 2012.

Narrative Discussion
Amb. Thomas Graham Jr. is paid an all inclusive annual director’s fee of US $25,000 converted to Canadian dollars $24,698 using the exchange rate of 0.9879 as at April 30, 2012.  The Other Directors are paid an annual retainer fee of $15,000 per year.  The chairman of the Audit Committee receives an additional $2,500 per year and the Compensation and Corporate Governance Committee Chairs receive an additional $1,500 per year.  In addition, a meeting fee of $700.00 is paid for each Board meeting attended and a fee of $600.00 is paid to the members of the Audit, Compensation and Corporate Governance Committees for each committee meeting attended.

Pension Plan Benefits
As at the year ended April 30, 2012, the Company did not maintain any defined benefit plans, defined contribution plans or deferred compensation plans for the NEOs or the Other Directors.

Outstanding Share-Based Awards and Option-Based Awards
The following table sets forth details of all awards outstanding for the Other Directors as at the year ended April 30, 2012, and includes awards granted to the Other Directors in prior years.

		Option-based Awards			Share-based Awards

	Number of				Number of	Market or
	securities			Value of	shares or	payout value
	underlying	Option	Option	unexercised	units of	of share-
	unexercise	exercise	expiration	in-the-money	shares that	based awards
	d options	price	date	options	have not	that have not
Name	(#)	($)		($)(1)	vested	vested
					(#)	($)
Amb. Thomas	15,000	$1.00	Jan 25/14	nil	nil	nil
Graham Jr. (2)	7,500	$1.00	Apr 30/14
	17,500	$1.00	Oct 31/13
	60,000	$0.50	Nov 7/14
	100,000
Hubert Marleau	1,000	$1.00	Jun 28/12	nil	nil	nil
	44,000	$1.00	Dec 20/12
	15,000	$1.00	Jan 25/14
	7,500	$1.00	Apr 30/14
	28,750	$1.00	Oct 31/13
	53,750	$0.50	Nov 7/14
	150,000
Jean Luc Roy	10,000	$1.00	Oct 31/12	nil	nil	nil
	40,000	$1.00	Dec 20/12
	15,000	$1.00	Jan 25/14
	7,500	$1.00	Apr 30/14
	27,500	$1.00	Oct 31/13
	50,000	$0.50	Nov 7/14
	150,000
Victor Fern	50,000	$1.00	Mar 24/13	nil	nil	nil
	15,000	$1.00	Jan 25/14
	7,500	$1.00	Apr 30/14
	27,500	$1.00	Oct 31/14
	50,000	$0.50	Nov 7/14
	150,000
Michael Riley	100,000	$1.00	July 24/14	nil	nil	nil
	50,000	$0.50	Nov 7/14
	150,000

Notes:

(1)
Disclose the aggregate dollar amount of in-the-money unexercised options held at the end of the year. Calculate this amount based on the difference between the market value of the securities underlying the instruments at the end of the year, and the exercise or base price of the option.  The Company’s common shares closed at $0.425 per share on April 30, 2012 therefore the in-the-money options are nil.

(2)	On May 9, 2012 the Company granted incentive options to Thomas Graham Jr. for the purchase of 50,000 common shares at an exercise price of $0.42 per share for a three year period from the grant date.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

As of the financial year ended April 30, 2012, the Stock Option Plan was the only equity compensation plan under which securities were authorized for issuance.  The following table sets forth information with respect to the Stock Option Plan as at the year ended April 30, 2012.

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for issuance under equity compensation plans (excluding securities reflected in column (a))
Stock Option plan approved by securityholders	2,906,250	$0.81	493,750
Equity compensation plans not approved by the securityholders	-	-	-
Total	2,906,250	$0.81	493,750

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director, executive officer, employee or former director, executive officer or employee or any of their respective associates or affiliates or any proposed nominee for election as a director of the Company is or has been at any time since the beginning of the last completed financial year, indebted to the Company or any of its subsidiaries nor has any such person been indebted to any other entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding, provided by the Company or any of its subsidiaries.

CORPORATE GOVERNANCE

National Policy 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) adopted by the Canadian securities regulatory authorities requires that, if management of any issuer solicits proxies from its security holders for the purpose of electing directors, specified disclosure of its corporate governance practices must be included in its management information circular.  The Company has adopted a Corporate Governance Policy, a copy of which is available on the Company’s website at www.canalaska.com, on SEDAR at www.sedar.com and on EDGAR at www.edgar.com .  A copy of the policy may also be obtained by contacting the Company (see “Additional Information”).

Board of Directors

Independence

Section 1.4 of National Instrument 52-110 – Audit Committees (“NI 52-110”) sets out the standard for director independence.  Under NI 52-110, a director is independent if he or she has no direct or indirect material relationship with the Company.  A material relationship is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment.  NI 52-110 also sets out certain situations where a director will automatically be considered to have a material relationship to the Company.

Applying the definition set out in section 1.4 of NI 52-110, five of the six members of the Board are independent.  The members who are independent are Amb. Thomas Graham Jr., Hubert Marleau, Jean Luc Roy, Victor Fern and Michael Riley.  These directors are independent as they have no direct or indirect material relationship with the Company.

Peter Dasler is not independent by virtue of the fact that he is an executive officer of the Company (President and Chief Executive Officer).

Other Principle Directorships

In addition to their positions on the Board, the following directors also serve as directors of the following reporting issuers or reporting issuer equivalents:

Name of Director	Reporting Issuer(s) or Equivalent(s)
Hubert Marleau
A.I.S. Resources Limited (AIS-V)
Buzz Telecom (BZZ)
FRV Media (FRV.H)
Gobimin Inc. (GMN)
Greystar Resources Ltd. (GSL)
Huntington Exploration Inc. (HEI)
Maudore Minerals Ltd. (MAO)
Mitec Telecom Inc. (MTM)
Niocan Inc.(NIO)
Woulfe Mining Corp. (WOF)
Uni-Select Inc. (UNS)

Amb. Thomas Graham Jr.	Lightbridge Corporation (LTBR)
Jean Luc Roy	Ampella Mining Limited (AMX)
Michael Riley	Primero Mining Corp. (P)

Directors Attendance Record

Meetings Held During the Reporting Period	Peter Dasler	Jean Luc Roy	Hubert Marleau	Thomas Graham Jr.	Michael Riley	Victor Fern
Board Meeting	5 of 5	4 of 5	5 of 5	5 of 5	5 of 5	3 of 5
Audit Committee	n/a	2 of 3	3 of 3	n/a	3 of 3	n/a

In order to facilitate its exercise of independent judgment in carrying out the responsibilities of the Board, the Board ensures that a majority of independent Directors are in attendance at all Board meetings.  Amb. Thomas Graham Jr. is the Chairman of the Board (the “Chairman”). The Chairman encourages open and candid discussions among the independent directors and when it is appropriate the non-independent directors may be asked to leave the Board room during particular discussions.  At the Audit Committee meetings held for the approval of the Company’s audited financial statements and MD&A, the Chairman of the Audit Committee holds an on-camera meeting with the auditors without management being present.

Board Mandate

The Corporate Governance Committee has the responsibility to adopt and manage a written mandate which outlines and acknowledges the responsibly of all board members.  The mandate discusses establishing a culture of integrity throughout the organization, strategic planning, succession planning, the handling of conflicts of interest and disclosure policies.  A copy of the board mandate can be found on the Company’s website at www.canalaska.com .

Position Descriptions

The position descriptions for the chairs of each Board committee are contained in the committee charters.  The Board has three (3) committees, the Audit Committee, the Compensation Committee and the Corporate Governance Committee.  The chair of each committee is required to ensure that the committee meets when required and performs its duties as set forth in the charter, and to report to the Board on the activities of the committee.  The Board has not developed a written position description for the chairman of the Board; however, the role of the chairman of the Board is well established.  The responsibilities of the chairman include the efficient operation of the Board and providing leadership to the Board, as well as to chair meetings of the Board.

The Board has not developed a written position description for the CEO.  The Board delineates the role and responsibility of the CEO through strategic planning sessions that occur at the scheduled Board meetings.

Orientation and Continuing Education

New Directors are provided with copies of previous board minutes and key documents including the Company’s Disclosure Policy, Code of Ethics, Whistle Blower Policy and Health and Safety Policy.  New directors are made familiar with the Board Mandate, and the Governance Policies that are posted on the Company’s web site.  New directors are encouraged to ask questions to clarify any issues that they may have with respect to theirs roles and responsibilities as a director. The Board is notified of any material changes in reporting or regulations that may have an impact on their duties via e-mail from the CEO or Corporate Secretary.

Directors are kept informed as to matters impacting, or which may impact, the Company’s operations through reports and presentations at the Board meetings.  Directors are also provided the opportunity to meet with senior management and other employees, advisors and directors, who can answer any questions that may arise

Code of Ethics

The Company has adopted a Code of Ethics (“COE”) which defines certain fundamental principles, policies and procedures that govern the directors, officers, employees, advisors and contractors.  The Company is committed to conducting its business in accordance with applicable laws, rules and regulations and to the highest standard of business ethics.  A copy of the COE is provided to all individuals associated with the Company including outside contractors.

The COE establishes a level of awareness and expectations in certain areas of behaviour such as conflicts of interest, gifts and entertainment, competitive practices, disclosure policies, legal compliance, financial reporting, records, company assets, workplace environment and health and safety.  A whistle blower system for reporting violations to the COE has been established and is routinely revisited during regular employee meeting and orientations.

A copy of the COE is available on the Company’s website at www.canalaska.com and on SEDAR at www.sedar.com or by contacting the Company directly (see “Additional Information”).

Nomination of Directors

There currently is not a formal procedure with respect to the nomination of directors.  The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members.

Board Committees

The Committees of the Board include:

•	Corporate Governance Committee
•	Compensation Committee
•	Audit Committee

Corporate Governance Committee

The Corporate Governance Committee is currently comprised of three directors; Michael Riley (chairman of the Corporate Governance Committee), Amb. Thomas Graham Jr. and Victor Fern.  Mr. Riley replaced Hubert Marleau as chairman of the Corporate Governance Committee on June 3, 2011.

The duties of the committee are to oversee all key issues relating to the Company’s corporate governance including:

•	Identify suitable corporate governance policies
•	Regulating Board organization and other committee structures
•	Assessing potential candidates for nomination to the Board
•	Reviewing the performance of the Board
•	Overseeing selection and appointment of the CEO
•	Developing suitable policies for management succession
•	Specifying Board composition and qualifications

Compensation Committee

The Company’s Compensation Committee is currently comprised of three directors: Jean Luc Roy, Hubert Marleau and Amb. Thomas Graham Jr.  During fiscal 2012, none of these directors were officers or employees of the Company.

The Compensation Committee has adopted a formal written charter to provide its members with minimum guidelines to assist the Compensation Committee with fulfilling its responsibilities.  The main duties of the Compensation Committee include:

•	reviewing the compensation and benefits of the directors and executive officers;
•	reviewing and recommending the compensation of the CEO, and other senior management;
•	reviewing and recommending, subject to Board approval, stock option allocations to employees and management;
•	reviewing and authorizing public disclosure of executive compensation;
•	approving any special compensation arrangements;
•	reviewing compensation practices annually or as required; and
•	reviewing the Compensation Committee charter on an annual basis.

Compensation Committee Charter

A copy of the Compensation Committee Charter has been filed on SEDAR on August 14, 2012 and is also available on the Company’s website at www.canalaska.com and on EDGAR at www.edgar.com .  A copy of the Audit Committee Charter may also be obtained by contacting the Company (see “Additional Information”).

Audit Committee

Pursuant to the provisions of NI 52-110, the Company is required to have an Audit Committee comprised of at least three directors, all of whom must be independent.  The Company must also have a written Audit Committee charter which sets out the duties and responsibilities of its Audit Committee.

Audit Committee Charter

A copy of the Audit Committee Charter has been filed on SEDAR on July 30, 2012 and is also available on the Company’s website at www.canalaska.com and on EDGAR at www.edgar.com .  A copy of the Audit Committee Charter may also be obtained by contacting the Company (see “Additional Information”).

Composition of the Audit Committee

The Audit Committee is composed of three independent, financially literate directors, Jean Luc Roy, Michael Riley. and Hubert Marleau.  Mr. Roy is the Chairman of the Audit Committee and is the financial expert.  All of these Audit Committee members understand accounting principles, have experience in evaluating financial statements and understand internal controls and procedures for financial reporting.

Relevant Education and Experience

Mr. Roy has over 20 years experience in the mining industry.  The majority of his experience has been in Africa for companies such as International Gold Resources, Ashanti Goldfields Inc., Semafo and First Quantum Minerals Ltd.  Mr. Roy has managed projects from exploration through to production in three different countries.  As managing director for First Quantum Minerals Ltd., Mr. Roy played a crucial role in securing extensive land positions and by successfully placing a mining operation into production in the Democratic Republic of Congo during a period of major unrest in the country. Mr. Roy is the former President and CEO of El Nino Ventures Inc.  Mr. Roy is presently a resident of Burkina Faso where is he COO of Ampella Mining Ltd., an Australian listed company focused on gold exploration in West Africa with their flagship property Batie West.

Mr. Marleau is the founder and Chairman of Palos Capital Corporation since 1998. He has over 40 years of experience in the business and financial community.  Mr. Marleau has structured many mergers and acquisitions as well as designed and created numerous financial transactions in Canada.  He sits on the board of directors of several public companies.

Mr. Michael Riley is a Chartered Accountant and was a former audit partner with Ernst & Young LLP from 1985 to 2006.  Mr. Riley has a B.Comm. (Honors) degree in Quantitative Methods, from Concordia University and has a Graduate Diploma in Public Accounting from McGill University.  He is currently chair of the Audit Committee of BC Lottery Corporation and Chair of the Audit Committee of Primero Mining Corp.

Audit Committee Oversight

At no time during the most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted any specific policies or procedures for the engagement of non-audit services beyond a review and approval process for such services.

External Auditor Service Fees

The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ended	Audit Fees	Audit-Related Fees(1)	Tax Fees(2)	All Other Fees
2012	$50,290	$40,125	$79,871	nil
2011	$48,150	$11,660	$30,788	nil
 Notes:
(1)           These additional services relate to review of the Company’s SEC Form 20F and the audit of the financial statements of the Company’s subsidiaries for the years ended April 30, 2011 and April 30, 2012.
(2)           Services rendered for tax compliance, tax advice or tax planning.

Assessments

Regular director assessments have not been conducted with respect to the effectiveness and contribution of the board members.  The Board believes that such formal assessments are not appropriate for its members at this stage of the Company’s development.  The Board as a whole conducts informal evaluations of the performance and effectiveness of the members as a whole.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed in this Information Circular, no informed person of the Company, proposed nominee for election as a director, or any associate or affiliate of the foregoing, had any material interest, direct or indirect, in any transaction or proposed transaction since the commencement of the Company’s most recent financial year which has materially affected or would materially affect the Company or any of its subsidiaries.

RE-APPOINTMENT OF AUDITOR

Deloitte & Touche LLP, Chartered Accountants, will be nominated at the Meeting for re-appointment as auditors of the Company at remuneration to be fixed by the Board.

MANAGEMENT CONTRACTS

Except as otherwise disclosed in this Information Circular, management functions of the Company are generally performed by the directors and executive officers of the Company and not, to any substantial degree, by any other person to whom the Company has contracted.

PARTICULARS OF MATTERS TO BE ACTED UPON

1.           Financial Statements and Auditor’s Report.

The Board has approved the audited financial statements for the fiscal year ended April 30, 2012, together with the auditor’s report thereon, copies of which have been sent to those shareholders who had requested receipt of same.  Copies of these materials are available on SEDAR at www.sedar.com, EDGAR at www.edgar.com and the Company’s web site www.canalaska.com.

2.           Re-Appointment of Auditors

Shareholders will be asked to vote for the re-appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of the Company to hold office until the next annual general meeting of the Company’s shareholders.

3.           Set Number of Directors

Management of the Company intends to propose a resolution to set the number of directors at six (6).

4.           Election of Directors

See “Election of Directors” for details of management’s nominees for election as directors of the Company for the ensuing year.

5.           Disinterested Shareholder Approval of Amendment of Stock Option Plan

The Company has adopted a stock option plan (the “Stock Option Plan”) dated September 30, 2010 which was last approved by the shareholders of the Company at an annual meeting on September 28, 2011.

Currently, the maximum number of common shares available for issuance under the Stock Option Plan is equal to 3,400,000 common shares. As at the Record Date, there is an aggregate of 2,979,750 options outstanding under the Stock Option Plan, which represents approximately 13.50% of the outstanding common shares.

At the Meeting, the Company will be asking disinterested shareholders of the Company (being those shareholders who are not Insiders of the Company, as such term is defined under TSX policies) to consider and, if deemed appropriate, to pass, a resolution to amend the Stock Option Plan to fix the maximum number of Common Shares that may be issued pursuant to the exercise of options under the Stock Option Plan at 4,400,000 (the “Fixed Limit Amendment”), which as at the Record Date represents approximately 20% of the outstanding common shares of the Company and to ratify the Stock Option Plan as amended by the Fixed Limit Amendment.

The Fixed Limit Amendment will replace the current limit such that the Company may grant up to 4,400,000 common shares.

The following are the substantive terms of the Stock Option Plan:

Board Discretion – all options are granted by the Board at its discretion, subject to the terms of the Stock Option Plan.

Eligibility – current employees, officers, directors, consultants or management company employees of the Company and its Affiliates (as such term is defined in the Stock Option Plan) and their respective holding companies are eligible to receive options under the Stock Option Plan.

Exercise Price – The exercise price of options cannot be less than the market price of the common shares on the TSX the day before the grant of options.

Maximum Term of Options –Options may be granted for a maximum of 10 years from the date of grant.  If the expiry date for options falls within a Blackout Period (as defined in the Stock Option Plan), then the term of options is extended to 10 days following the end of the Blackout Period.

Assignability – All options granted under the Stock Option Plan are non-assignable.

Limitations on Shares Issuable – the maximum number of common shares which may be issued under the Stock Option Plan is currently 3,400,000 common shares and will be increase to 4,400,000 common shares if the Fixed Limit Amendment is approved by the shareholders of the Company at the Meeting.

Other Limits – the aggregate number of common shares that may be issued to Insiders pursuant to options granted under the Stock Option Plan or any other share compensation arrangement within any one year period must not exceed 10% of the number of issued common shares of the Company.

Vesting Provisions – The Board may in its discretion any vesting provisions applicable to options granted under the Stock Option Plan.

Expiry and Termination of Options - Options will expire immediately upon the optionee leaving his or her employment/office except that:

(a)
in the case of death of an optionee, any vested options held by the deceased at the date of death will become exercisable by the optionee’s estate until the earlier of one year after the date of death and the expiry date otherwise applicable to such options;

(b)
options granted to an optionee may be exercised in whole or in part by the optionee (but only to the extent that such options were vested in the optionee at the date the optionee ceased to be employed/provide services) until the earlier of one year after the date the optionee ceases to be employed/provide services or the expiry date otherwise applicable to such options; and

(c)	in the case of an optionee dismissed from employment/service for cause, such options, whether vested or not, will immediately terminate without right to exercise same.

Plan Amendments – Changes to the vesting provisions of options (including acceleration of vesting), reduction in the exercise price of options granted to non-Insiders, amendments to the Stock Option Plan relating to the effect of termination cessation of service or death of an optionee or amendments of a typographical, grammatical or clerical nature may be made by the Board without shareholder approval.  The following amendments to the Stock Option Plan will require shareholder approval:

(a)	Any reduction in the exercise price of an option held by an Insider;

(b)	Any extension of the term of an option held by an Insider beyond the original expiry date (subject to such term not exceeding 10 years); and

(c)	Any increase in the fixed maximum number or percentage of common shares which may be issued pursuant to the Stock Option Plan.

Details of Currently Issued Options

The maximum number of stock options which may be granted under the Stock Option Plan is currently 3,400,000.  As at the Record Date, an aggregate of 2,979,750 stock options are issued and outstanding, representing 13.50% of the issued and outstanding common shares of the Company, and an aggregate of 1,000 options (representing 0.0045% of the issued and outstanding common shares of the Company) remain unallocated and available for issuance under the Stock Option Plan.  Subject to the Fixed Limit Amendment being approved by the shareholders at the Meeting, the Company will have an aggregate of 1,001,000 unallocated options (representing 4.98% of the issued and outstanding common shares of the Company) available for issuance under the Stock Option Plan.

At the Meeting, shareholders of the Company will be asked to consider, and, if considered advisable, to adopt the following resolution:

“IT IS RESOLVED THAT:

1.	Since the company is now listed on TSX, the board has determined to make some minor amendments to be more compliant with the policies of TSX. These amendments include:

i.	clarifying the method for determining that the minimum price at which an option may be granted is equivalent to the five day volume weighted average trading price of the common shares;

ii.
if the Common Shares are listed for trading on the TSX, specifying that common shares a) issued to insiders within any one year period and b) issuable to Insiders at any time, under this or any other security based compensation arrangement will not exceed 10% of the number of the company's common shares outstanding at any given time; and

iii.	to clarify the circumstances under which the board may make amendments to the plan without shareholder approval.

iv.	the Stock Option Plan be and is hereby amended to increase the maximum number of common shares issuable pursuant to the exercise of options under the Stock Option Plan to 4,400,000 common shares;

2.           the Stock Option Plan as amended be and is hereby approved, confirmed and ratified; and

3.
any of the officers or directors of the Company be and are hereby authorized for and on behalf of the Company (whether under its corporate seal or otherwise) to execute and deliver all documents and instruments and to take all such other actions as such officer or director may deem necessary or desirable to implement the foregoing resolutions and the matters authorized hereby, such determinations to be conclusively evidenced by the execution and delivery of such documents and other instruments or the taking of any such action.”

A complete copy of the Stock Option Plan is attached hereto as Schedule “A”.

6.           Shareholder approval of Shareholders Rights Plan

The board of directors has approved the adoption of a shareholder rights plan (the “Rights Plan”) entered into with CIBC Mellon Trust Company as rights agent, effective April 9, 2012.

The Rights Plan has been adopted to ensure the fair treatment of all shareholders with respect to any takeover bid for the common shares of the Company. It is designed to provide shareholders with sufficient time to properly consider a take-over bid without undue time constraints. It will also provide the board of directors of the Company with additional time for review and consideration of an unsolicited take-over bid and, if necessary, for the consideration of alternatives.

CanAlaska’s board of directors is not aware of any third party currently considering or preparing any proposal to acquire control of the Company.
The Rights Plan is subject to acceptance by the Toronto Stock Exchange and the shareholders of the Company. CanAlaska is seeking shareholder approval. If ratified by the shareholders, the Rights Plan will have a term of three years. If the Rights Plan is not approved by shareholders it will expire within six months of its adoption by the Company’s board of directors.

Background

On April 9, 2012, the Board approved a shareholder rights plan (the “Rights Plan”) and entered into an agreement (the “Rights Plan Agreement”) dated April 9, 2012 between the Company and CIBC Mellon Trust Company as rights agent (the “Rights Agent”).

The TSX accepted notice for filing of the Rights Plan, subject to standard conditions including ratification of the Rights Plan by the shareholders of the Company. A copy of the Rights Plan Agreement was filed on SEDAR (www.sedar.com) on April 11, 2012.

At the Meeting, shareholders of the Company will be asked to consider and, if thought advisable, pass an ordinary resolution, the full text of which is set out below (the “Rights Plan Resolution”), approving, ratifying and confirming the Rights Plan. If the Rights Plan Resolution is approved at the Meeting by the shareholders of the Company, the Rights Plan will continue in effect. If the Rights Plan Resolution is not approved, the Rights Plan will terminate as of the termination of the Meeting.

The Rights Plan was not adopted in response to or in anticipation of any pending or threatened take-over bid. It is not intended to and will not prevent a take-over of the Company.

The Rights Plan does not reduce the duty of the Board to act honestly, in good faith and in the best interests of the Company and its shareholders, and to consider on that basis any offer made, nor does the Rights Plan alter the proxy mechanisms to change the Board, create dilution on the initial issue of the rights or change the way in which the common shares of the Company trade on the TSX.

Purpose of the Rights Plan

The purpose of the Rights Plan is to provide the Board and shareholders of the Company with sufficient time to properly consider any take-over bid made for the Company and to allow enough time for competing bids and alternative proposals to emerge. The Rights Plan also seeks to ensure that all shareholders of the Company are treated fairly in any transaction involving a change of control of the Company and that all shareholders have an equal opportunity to participate in the benefits of a take-over bid. The Rights Plan encourages potential acquirers to make a Permitted Bid (as defined in the Rights Plan) or, alternatively, to negotiate the terms of any offer for common shares of the Company with the Board. The Rights Plan also addresses several deficiencies that are widely believed to be inherent in the provisions of current legislation governing take-over bids in Canada.

The Board believes that it is in the interest of the Company’s shareholders to address these deficiencies through the mechanisms in the Rights Plan. These deficiencies are described in greater detail below:

(a) Time

Securities legislation in Canada permits a take-over bid to expire in thirty-five (35) days. The Board is of the view that thirty-five (35) days is not enough time to permit the Board and the shareholders of the Company to assess an offer and solicit competing offers from third party bidders and, if required, to negotiate with such third party bidders and/or the offeror, and to otherwise try to maximize shareholder value. The Rights Plan provides that a Permitted Bid must be open for at least seventy five (75) days and must remain open for a further period of ten (10) business days after the offeror publicly announces that more than 50% of the outstanding common shares held by Independent Shareholders (as defined in the Rights Plan) have been deposited or tendered and not withdrawn.
(b) Pressure to Tender

A shareholder may feel compelled to tender to a take-over bid because, if it fails to do so, the shareholder may be left with illiquid or minority discounted shares. This is particularly so in the case of a partial bid where the offeror wishes to obtain a control position but does not wish to acquire all of the common shares. In order to alleviate undue pressure to tender to the bid, including in a partial bid situation where the shareholder’s common shares will be taken up on a pro rata basis with the other tendering shareholders, the Rights Plan contains a shareholder approval mechanism in the Permitted Bid definition, which is that no shares may be taken up and paid for under the bid unless: (i) more than 50% of the then outstanding shares held by Independent Shareholders are deposited or tendered and not withdrawn, and (ii) if condition (i) is satisfied, the bid remains open for acceptance for a further ten (10) day period.

(c) Unequal Treatment of Shareholders

Under current securities legislation, an offeror may obtain control or effective control of the Company without paying full value, without obtaining shareholder approval and without treating all of the shareholders of the Company equally. For example, an offeror could acquire blocks of shares by private agreement from one or a small group of shareholders at a premium to market price which premium is not shared with the other shareholders of the Company. In addition, a person could slowly accumulate common shares through stock exchange acquisitions which may result, over time, in an acquisition of control or effective control without paying a control premium or fair sharing of any control premium among all shareholders. Under the Rights Plan, if a take-over bid is to qualify as a Permitted Bid, all offers to acquire 20% or more of the Company’s outstanding common shares must be made to all shareholders.

Effect of the Rights Plan

The Rights Plan is not intended to result in the entrenchment of the Board or as a mechanism to avoid a bid for control that is fair and in the best interests of shareholders of the Company. For example, shareholders may tender to a bid which meets the Permitted Bid criteria without triggering the Rights Plan, regardless of the acceptability of the bid to the Board.

Furthermore, even in the context of a bid that does not meet the Permitted Bid criteria, the Board must act honestly and in good faith with a view to the best interests of the Company and its shareholders. The Board believes that the primary effect of the Rights Plan will be to continue to enhance shareholder value, ensure equal treatment of all shareholders in the context of an acquisition of control, and lessen the pressure upon a shareholder to tender to a bid.

Mechanisms of the Rights Plan

Under the provisions of the Rights Plan, one right (a “Right”) was issued for each outstanding common share of the Company as of April 9, 2012. The Rights are initially represented by the certificates representing the common shares of the Company.

Subject to the terms of the Rights Plan and to certain exceptions provided therein, the Rights will become exercisable in the event any person, together with joint actors, acquires or announces its intention to acquire 20% or more of Company’s outstanding common shares without complying with the “Permitted Bid” provisions of the Rights Plan or where the application of the Rights Plan is waived in accordance with its terms.

In the event of a Flip-In Event (as defined in the Rights Plan Agreement), the Rights holders (other than the acquiring person and its joint actors) will be entitled to purchase additional common shares of the Company at one-half the prevailing market price at that time.

Confirmation by Shareholders

If the Rights Plan Resolution is approved at the Meeting, the Rights Plan Agreement between the Company and the Rights Agent will continue to be effective for an initial term of three years (subject to earlier termination or expiration of the Rights (as defined in the Rights Plan) as set out in the Rights Plan) and may be renewed for additional three-year terms subject to approval and ratification by shareholders. If the Rights Plan Resolution is not approved at the Meeting, the Rights Plan will terminate and the Company will no longer have any form of shareholder rights plan in place.

At the Meeting, shareholders of the Company will be asked to consider, and, if considered advisable, to adopt the following resolution:

“IT IS RESOLVED THAT:

1.	the shareholder rights plan agreement dated as of April 9, 2012 between the Company and CIBC Mellon Trust Company, as rights agent, be and it is hereby approved, ratified and confirmed; and

2.
any one director or officer of the Company be and is hereby authorized and directed to execute, whether under the corporate seal of the Company or otherwise, and to deliver all such other confirmations, instruments, agreements, certificates and other documents and to do all such other acts and things as in his or her opinion may be necessary or desirable in connection with the foregoing resolutions.”

Recommendation of the Board

The Board has concluded that the adoption of the Rights Plan is in the best interests of the Company and its shareholders. Accordingly, the Board unanimously recommends that the shareholders of the Company ratify, confirm and approve the Rights Plan by voting for the Rights Plan Resolution at the Meeting. The management nominees named in the enclosed form of Proxy will vote for the Rights Plan Resolution, unless a shareholder has specified in the Proxy that his, her or its common shares are to be voted against such resolution.

5.           Transact any other business which may come before the meeting

Management of the Company knows of no matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Information Circular.  However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

Additional information relating to the Company and is operations is available on the Company’s website at www.canalaska.com, or on SEDAR at www.sedar.com and EDGAR at www.edgar.com.  Financial information concerning the Company is provided in its comparative consolidated financial statements and management’s discussion and analysis for the Company’s most recently completed financial year, copies of which are available on SEDAR, EDGAR, and on the Company’s website, or by contacting the Company at its offices located at 1020 – 625 Howe Street, Vancouver, British Columbia V6C 2T6, Canada, or by telephone at 1-604-688-3211.

BOARD APPROVAL

The contents of this Information Circular have been approved and its mailing has been authorized by the Board of Directors of the Company.

Dated this 13th day of August, 2012.

ON BEHALF OF THE BOARD OF DIRECTORS

“Peter Dasler”
Peter Dasler, President & CEO

SCHEDULE “A”
CANALASKA URANIUM LTD.
(the “Company”)

SHARE OPTION PLAN
Dated for reference _____________, 2012

ARTICLE 1
PURPOSE AND INTERPRETATION
Purpose

1.1
The purpose of this Plan will be to advance the interests of the Company by encouraging equity participation in the Company through the acquisition of Common Shares of the Company.  It is the intention of the Company that this Plan will at all times be in compliance with the rules and policies (the "Exchange Policies"), as may be amended from time to time, of the TSX Venture Exchange (the "TSX Venture") or the Toronto Stock Exchange (the "TSX"), depending upon the stock exchange on which the Common Shares are, at the relevant time, listed for trading, and any inconsistencies between this Plan and the Exchange Policies, whether due to inadvertence or changes in the Exchange Policies, will be resolved in favour of the latter.

Definitions

1.2	In this Plan:
Affiliate means a company that is a parent or subsidiary of the Company, or that is controlled by the same entity as the Company;
Associate has the meaning assigned by the Securities Act;
Blackout Period means a period during which the Company has imposed restrictions on trades in its securities by its Directors, Officers and Employees;
Board means the board of directors of the Company or any committee thereof duly empowered or authorized to grant Options under this Plan;
Business Days means any day, other than a Saturday or Sunday, on which banks are open for business in Vancouver, British Columbia;
Common Shares means common shares without par value in the capital of the Company providing such class is listed on the TSX Venture or the TSX;
Company means CanAlaska Uranium Ltd. and includes, unless the context otherwise requires, all of its Affiliates and successors according to law;
Consultant means a Person or Consultant Company, other than an Employee, Officer or Director that:
(i)	provides on an ongoing bona fide basis, consulting, technical, managerial or like services to the Company or an Affiliate of the Company, other than services provided in relation to a Distribution;

(ii)	provides the services under a written contract between the Company or an Affiliate and the Person or the Consultant Company;
(iii)	in the reasonable opinion of the Company, spends or will spend a significant amount of time and attention on the business and affairs of the Company or an Affiliate of the Company; and
(iv)	has a relationship with the Company or an Affiliate that enables the Person or Consultant Company to be knowledgeable about the business and affairs of the Company;
Consultant Company means for a Person consultant, a company or partnership of which the Person is an employee, shareholder or partner;
Directors means the directors of the Company or any of its Affiliates, as may be elected from time to time;
Discounted Market Price has the meaning assigned by Policy 1.1 of the TSX Venture;
Disinterested Shareholder Approval means approval by a majority of the votes cast by eligible shareholders at a duly constituted meeting of the shareholders of the Company, excluding votes attached to shares beneficially owned by Service Providers or their Associates;
Distribution has the meaning assigned by the Securities Act, and generally refers to a distribution of securities by the Company from treasury;
Effective Date for an Option means the date of grant thereof by the Board;
Employee means:
(i)	a Person who is considered an employee under the Income Tax Act (Canada) (i.e. for whom income tax, employment insurance and CPP deductions must be made at source);
(ii)
a Person who works full-time for the Company or its subsidiary providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions are not made at source; or

(iii)
a Person who works for the Company or its subsidiary on a continuing and regular basis for a minimum amount of time per week providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions need not be made at source;

Exchange Policies has the meaning given to it in Section 1.1 of this Plan;
Exercise Price means the amount payable per Common Share on the exercise of an Option, as determined in accordance with the terms hereof;
Existing Options means the options to purchase Common Shares previously granted by the Company under any former stock option plan of the Company, which options are, going forward, governed by the terms and conditions of this Plan, subject to Section 2.1;
Expiry Date means the day on which an Option lapses as specified in the Option Commitment therefor or in accordance with the terms of this Plan;
Insider means:

(i)	an “insider” (or “Insider”) as defined in the Exchange Policies or as defined in securities legislation applicable to the Company; or
(ii)	an Associate of any person who is an Insider by virtue of paragraph (i) above;
Investor Relations Activities has the meaning assigned by Policy 1.1 of the TSX Venture, and means generally any activities or communications that can reasonably be seen to be intended to or be primarily intended to promote the merits or awareness of or the purchase or sale of securities of the Company;
Management Company Employee means a Person employed by another person or a corporation providing management services to the Company which are required for the ongoing successful operation of the business enterprise of the Company, but excluding a corporation or Person engaged primarily in Investor Relations Activities;
Officer means a duly appointed “senior officer” of the Company or an Affiliate as defined in the Securities Act;
Option means any Existing Option and any option to purchase Common Shares granted hereunder;
Option Commitment means the notice of grant of an Option delivered by the Company hereunder to a Service Provider and substantially in the form of Schedule A hereto or, for Existing Options, under any former stock option plan of the Company;
Optioned Shares means Common Shares that may be issued in the future to a Service Provider upon the exercise of an Option;
Optionee means the recipient of an Option hereunder or a holder of Existing Options;
Outstanding Shares means at the relevant time, the number of outstanding Common Shares of the Company;
Participant means a Service Provider that becomes an Optionee;
Person means a company or an individual;
Plan means this Share Option Plan, as may be amended;
Plan Shares means the total number of Common Shares which may be made subject to issuance as Optioned Shares under this Plan as provided in Section 2.2;
Regulatory Approval means the approval of the TSX Venture or the TSX, depending on which stock exchange the Common Shares are, at the relevant time, listed for trading, and any other securities regulatory authority that may have lawful jurisdiction over this Plan and any Options issued hereunder;
Sale of the Company means:
(i)	a sale of all or substantially all of the assets of the Company;
(ii)
a corporate transaction (whether effected through an acquisition for cash or securities, and whether structured as a purchase, amalgamation, merger, arrangement or otherwise) in which the Company is not the surviving corporation (other than a purchase, amalgamation, merger or consolidation with one or more subsidiaries of the Company, or other transaction in which there is no material change of control in the beneficial shareholder(s) of the Company; and

(iii)
a corporate transaction (whether effected through an acquisition for cash or securities, and whether structured as a purchase, amalgamation, merger, arrangement or otherwise) in which the Company is the surviving corporation, but after which shareholder(s) of the Company immediately prior to such transaction (other than any shareholder which merges, or which owns or controls another corporation which merges, with the Company in such transaction) hold less than 20% of the voting rights attaching to all of the outstanding voting securities of the Company;

Securities Act means the Securities Act, R.S.B.C. 1996, c. 418, as amended from time to time;
Service Provider means a Person who is a bona fide Director, Officer, Employee, Management Company Employee or Consultant, and also includes a company, of which 100% of the share capital is beneficially owned by one or more Service Providers;
Share Compensation Arrangement means any Option under this Plan and any other stock option, stock option plan, employee stock purchase plan, restricted share unit plan, or any other compensation or incentive mechanism involving the issuance or potential issuance of Common Shares to a Service Provider, including, where applicable, the Existing Options;
Shareholder Approval means approval by a majority of the votes cast by eligible shareholders at a duly constituted meeting of the shareholders of the Company;
TSX has the meaning given to it in Section 1.1 of this Plan; and
TSX Venture has the meaning given to it in Section 1.1 of this Plan.

Interpretation

1.3
Where reference is made in this Plan to “the TSX Venture or the TSX” or words to similar effect, as between the TSX Venture or the TSX, only one stock exchange will, from time to time, be the applicable stock exchange, and it will be the stock exchange on which the Common Shares are then listed for trading.

1.4	Unless otherwise specified, words used in this Plan importing the singular include the plural and vice versa and words importing gender include all genders and non-individual entities.
1.5
Except as otherwise expressly determined otherwise by the Board, a Service Provider will be deemed to have ceased to be employed by or provide services to the Company on the first to occur of the date on which the Service Provider has left his employ/office with the Company, the date on which his service contract with the Company expires, and the termination date specified in a termination notice given by the Company to the Service Provider.

ARTICLE 2
SHARE OPTION PLAN
Establishment of Share Option Plan

2.1
There is hereby established a Share Option Plan to recognize contributions made by Service Providers and to create an incentive for their continuing assistance to the Company and its Affiliates.  This Plan replaces the Company’s former stock option plan, and will govern any and all Options granted hereunder, and, subject to the express provisions hereof, any and all Existing Options.  Except to the extent that amendments to Options effected by this Plan will impair the rights and entitlements of an Optionee under Existing Options, the Existing Options will be governed by and interpreted in accordance with this Plan.

Maximum Plan Shares
2.2	The maximum number of Plan Shares which may be made subject to issuance under Options granted under this Plan is 4,400,000 Common Shares, less:
(a)
the number of Common Shares that are, from time to time, subject to issuance under outstanding rights that have been issued by the Company under any other Share Compensation Arrangement, including the Existing Options; and

(b)	the number of Common Shares that, subsequent to the date hereof, are issued pursuant to a right granted under this Plan or any other Share Compensation Arrangement, including the Existing Options, subject to adjustment under Section 3.14.

Eligibility

2.3
Subject to the Board’s powers of delegation under this Plan, options to purchase Common Shares may be granted hereunder to Service Providers from time to time by the Board.  Service Providers that are corporate entities will be required to undertake in writing not to effect or permit any transfer of ownership or option of any of its shares, nor issue more of its shares (so as to indirectly transfer the benefits of an Option), as long as such Option remains outstanding, unless the written permission of the TSX Venture or the TSX, and the Company is obtained.  For greater certainty, a change in the status of a Participant’s relationship with the Company will not affect such Participant’s then-existing Options, provided that the Participant has not ceased to be a Service Provider.

Options Granted Under the Plan

2.4
All Options granted under this Plan will be evidenced by an Option Commitment in the form attached as Schedule A, showing the number of Optioned Shares, the term of the Option, a reference to vesting terms, if any, and the Exercise Price.

2.5	Subject to specific variations approved by the Board, all terms and conditions set out herein will be deemed to be incorporated into and form part of an Option Commitment made hereunder.

Limitations on Issue

2.6	Subject to Section 2.9, if the Common Shares are listed for trading on the TSX Venture, the following restrictions on issuances of Options are applicable under this Plan:
(a)
no Service Provider can be granted an Option if that Option would result in the total number of Options, together with all other Share Compensation Arrangements granted to such Service Provider in the previous 12 months, exceeding 5% of the Outstanding Shares (unless the Company has obtained Disinterested Shareholder Approval under Section 2.9);

(b)	no Options can be granted under this Plan if the Company is designated "Inactive" by the TSX Venture;

(c)
the aggregate number of Options granted to Service Providers conducting Investor Relations Activities in any 12-month period must not exceed 2% of the Outstanding Shares, calculated at the time of grant, without the prior consent of TSX Venture; and

(d)
the aggregate number of Options granted to any one Consultant in any 12-month period must not exceed 2% of the Outstanding Shares, calculated at the time of grant, without the prior consent of TSX Venture.

2.7
If the Common Shares are listed for trading on the TSX, then, notwithstanding anything in this Plan to the contrary, the aggregate number of Common Shares that may be issued to Insiders pursuant to Options granted under this Plan and under any other Share Compensation Arrangement must not:

(1)           within any one-year period, exceed 10% of the Outstanding Shares; or
(2)           exceed 10% of the Outstanding Shares at any time.

Powers of the Board

2.8
The Board will be responsible for the general administration of this Plan and the proper execution of its provisions, the interpretation of this Plan and the determination of all questions arising hereunder.  Without limiting the generality of the foregoing, the Board has the power to:

(a)	allot Common Shares for issuance in connection with the exercise of Options;
(b)	grant Options hereunder;
(c)
subject to any necessary Regulatory Approvals and to Section 2.9 and Section 2.10, amend, suspend, terminate or discontinue this Plan or the terms of any Option granted under this Plan, or revoke or alter any action taken in connection therewith, except that no general amendment or suspension of this Plan or amendment of an Option will, without the written consent of all Optionees or the affected Optionee, as the case may be, impair the rights and entitlements of any Optionee pursuant to a then-outstanding Option unless such amendment is the result of a change in the Exchange Policies or, if applicable, the Company's tier classification under the policies of the TSX Venture;

(d)
in its sole discretion, amend this Plan (except for previously granted and outstanding Options) to reduce the benefits that may be granted to Service Providers (before a particular Option is granted) subject to the other terms hereof; and

(e)
delegate all or such portion of its powers under this Plan as it may determine to a duly appointed committee of the Board or an Officer of the Company, either indefinitely or for such period of time as it may specify, and thereafter such committee or Officer may exercise the powers and discharge the duties of the Board in respect of this Plan so delegated to the same extent as the Board is hereby authorised so to do.  If such a committee or Officer is appointed for this purpose, all references herein to the Board will be deemed to be references to such committee or Officer.  Notwithstanding the foregoing, the Board will not be permitted to delegate its powers hereunder to an Officer to the extent that such powers relate to the participation in this Plan by Officers and Directors.

Terms or Amendments Requiring (Disinterested) Shareholder Approval

2.9	If the Common Shares are listed for trading on the TSX Venture, then the Company will be required to obtain Disinterested Shareholder Approval prior to any of the following actions becoming effective:
(a)	this Plan, together with all of the Company's previously established and outstanding stock option plans or grants, could result at any time in:
(i)	the aggregate number of shares reserved for issuance under Options granted to Insiders exceeding 10% of the Outstanding Shares;
(ii)	the number of Optioned Shares to be issued to Insiders, within a 12-month period exceeding 10% of the Outstanding Shares; or
(iii)	the issuance to any one Optionee, within a 12-month period, of a number of shares exceeding 5% of the Outstanding Shares; and
(b)	any reduction in the Exercise Price of an Option previously granted to an Insider.
2.10
If the Common Shares are listed for trading on the TSX, then the Company will be required to obtain Shareholder Approval, excluding the votes of Common Shares held by Insiders benefiting from the amendment if required by Exchange Policies, of:

(a)	any reduction in the Exercise Price of an Option held by an Insider;
(b)
any extension of the term of an Option held by an Insider beyond the original Expiry Date (subject to such date being automatically extended as the result of the Expiry Date falling within a Blackout Period); or

(c)	any increase in the fixed maximum number or percentage of Common Shares which may be issued pursuant to the Plan.
2.11
Without limiting the generality of paragraphs (c) and (d) of Section 2.8 and subject to any necessary Regulatory Approvals and to Section 2.9 and Section 2.10, the Board may make any of the following types of amendments without Shareholder Approval (or Disinterested Shareholder Approval), including but not limited to:

(a)	a change to the time or times that the Optioned Shares subject to each Option, will become purchasable by an Optionee, including accelerating the vesting terms, if any, applicable to an Option;
(b)
an amendment of the process by which an Optionee who wishes to exercise his or her Option can do so, including the required form of payment for the Optioned Shares being purchased, the form of exercise notice and the place where such payments and notices must be delivered;

(c)	a reduction in the Exercise Price or extension of the Expiry Date of any Option, other than an Option held by an Insider;

(d)	an amendment to the Plan relating to the effect of termination, cessation or death of a Participant on the right to exercise Options (including Options held by an Insider);
(e)	an amendment to the Plan or any Option of a typographical, grammatical or clerical nature; and
(f)	an amendment to the Plan necessary to bring the Plan into compliance with applicable securities and corporate laws and Exchange Polices.

ARTICLE 3
TERMS AND CONDITIONS OF OPTIONS
Exercise Price

3.1
The Exercise Price of an Option will be set by the Board at the time such Option is allocated under this Plan, and cannot be less than the Discounted Market Price, if the Common Shares are listed for trading on the TSX Venture, or the five-day volume weighted average trading price, which is calculated by dividing the total value by the total volume of securities traded for the relevant period, if the Common Shares are listed for trading on the TSX.

Term of Option

3.2	The term of each Option will be determined by the Board, provided that, an Option can only be exercisable for a maximum of ten (10) years from the Effective Date.
3.3	Notwithstanding Section 3.2, if the Expiry Date of an Option occurs:
(a)	within a Blackout Period, the Expiry Date will be extended to the date which is ten (10) Business Days after expiry of the Blackout Period; or
(b)
immediately following a Blackout Period, the Expiry Date will be extended to the date which is ten (10) Business Days after expiry of the Blackout Period less the number of Business Days between the Expiry Date of the Option and the date on which the Blackout Period ends.

The term of expiry pursuant to paragraphs (a) or (b) above is subject to the discretion of the Board.

Option Amendment

3.4
Subject to Section 2.10(b), the Exercise Price of an Option may be amended only if at least six (6) months have elapsed since the later of the date of commencement of the term of the Option, the date the Company's shares commenced trading on the TSX Venture, or the date of the last amendment of the Exercise Price.

3.5	An Option must be outstanding for at least one year before the Company may extend its term, subject to the limits contained in Section 3.2.
3.6	Any proposed amendment to the terms of an Option must receive any and all approvals that are required from the TSX Venture or the TSX under Exchange Policies prior to the exercise of such Option.

Vesting of Options

3.7	Subject to Section 3.8 and Section 3.9, vesting of Options is otherwise at the discretion of the Board, and will generally be subject to:
(a)
the Service Provider remaining employed by or continuing to provide services to the Company or any of its subsidiaries and Affiliates as well as, at the discretion of the Board, achieving certain milestones which may be defined by the Board from time to time or receiving a satisfactory performance review by the Company or its subsidiary or Affiliate during the vesting period; or

(b)	remaining as a Director of the Company or any of its Affiliates during the vesting period.

Vesting of Options Granted for Investor Relations Activities

3.8
If the Common Shares are listed for trading on the TSX Venture, then Options granted to Consultants conducting Investor Relations Activities will vest over a period of not less than 12 months as to 25% on the date that is three months from the date of grant, and a further 25% on each successive date that is three months from the date of the previous vesting or such longer vesting period as the Board may determine.

Variation of Vesting Periods

3.9	At the time an Option is granted which carries vesting provisions, the Board may vary such vesting provisions provided in Section 3.8, subject to Regulatory Approval.

Accelerated Vesting

3.10
Notwithstanding any vesting provisions imposed on any Options, immediately prior to the completion of a Sale of the Company, all outstanding and unvested Options (except for Options granted to Consultants conducting Investor Relations Activities) will be deemed to be fully vested without the need for any further action by the Company or the Optionee.

Optionee Ceasing to be a Service Provider

3.11	No Optionee may exercise an Option after such Optionee has ceased to be a Director, Officer, Employee, Management Company Employee or Consultant, except that:
(a)
in the case of the death of an Optionee, any Option held by such Optionee at the date of death may be exercised by the Optionee’s lawful personal representatives, heirs or executors until the earlier of one year after the date of death of such Optionee and the Expiry Date otherwise applicable to such Option;

(b)
if the Common Shares are listed for trading on the TSX Venture, then Options granted to a Service Provider may be exercised until the earlier of 30 days of the date the Optionee ceases to be a Director, Officer, Employee, Management Company Employee or Consultant or such longer time period as the Board may determine, to a maximum of twelve months and the Expiry Date otherwise applicable to such Option; and

(c)
if the Common Shares are listed for trading on the TSX, then, except as otherwise expressly approved by the Board for the specific Option Commitment in question, Options granted to a Service Provider may be exercised until the earlier of one year of the date the Optionee ceases to be a Director, Officer, Employee, Management Company Employee or Consultant and the Expiry Date otherwise applicable to such Option;

in each case only to the extent that such Optionee was vested in the Option at such date.

3.12
In the case of an Optionee being dismissed from employment or service for cause, the Options held by such Optionee, whether or not vested at the date of dismissal, will terminate immediately on the date the Optionee ceased to be a Director, Officer, Employee, Management Company Employee or Consultant, and such Optionee may not exercise such Options after such date. In the case of an Optionee being dismissed from employment or service for cause or otherwise, no potential value of the Optionee’s Options will be considered in determining any notice or compensation in lieu of notice that may be required or given upon such cessation of the Optionee’s tenure with the Company.  This is a condition of the grant of the Options to the Optionee and the Optionee waives any and all rights and claims the Optionee may have to any Optioned Shares or value attributable to Optioned Shares which would have under any circumstances vested after the Optionee ceases to be employed by or provide services to the Company.

Non Assignable

3.13	Subject to paragraph (a) of Section 3.11, all Options will be exercisable only by the Optionee to whom they are granted and will not be assignable or transferable.

Adjustment of the Number of Optioned Shares

3.14	The number of Common Shares subject to an Option will be subject to adjustment in the events and in the manner following:
(a)
in the event of a subdivision of Common Shares as constituted on the date of grant of an Option, at any time while such Option is in effect, into a greater number of Common Shares, the Company will thereafter deliver at the time of purchase of Optioned Shares thereunder, in addition to the number of Optioned Shares in respect of which the right to purchase is then being exercised, such additional number of Common Shares as result from the subdivision without an Optionee making any additional payment or giving any other consideration therefor;

(b)
in the event of a consolidation of the Common Shares as constituted on the date of grant of an Option, at any time while such Option is in effect, into a lesser number of Common Shares, the Company will thereafter deliver and an Optionee will accept, at the time of purchase of Optioned Shares thereunder, in lieu of the number of Optioned Shares in respect of which the right to purchase is then being exercised, the lesser number of Common Shares as result from the consolidation;

(c)
in the event of any change of the Common Shares as constituted on the date of grant of an Option, at any time while such Option is in effect, the Company will thereafter deliver at the time of purchase of Optioned Shares thereunder the number of shares of the appropriate class resulting from the said change as an Optionee would have been entitled to receive in respect of the number of Common Shares so purchased had the right to purchase been exercised before such change;

(d)
in the event of a capital reorganization, reclassification or change of outstanding equity shares (other than a change in the par value thereof) of the Company, a consolidation, merger or amalgamation of the Company with or into any other company or a sale of the property of the Company as or substantially as an entirety at any time while an Option is in effect, an Optionee will thereafter have the right to purchase and receive, in lieu of the Optioned Shares immediately theretofore purchasable and receivable upon the exercise of the Option, the kind and amount of share and other securities and property receivable upon such capital reorganization, reclassification, change, consolidation, merger, amalgamation or sale which the holder of a number of Common Shares equal to the number of Optioned Shares immediately theretofore purchasable and receivable upon the exercise of the Option would have received as a result thereof.  The subdivision or consolidation of Common Shares at any time outstanding (whether with or without par value) will not be deemed to be a capital reorganization or a reclassification of the capital of the Company for the purposes of this Section 3.14;

(e)	an adjustment will take effect at the time of the event giving rise to the adjustment, and the adjustments provided for in this Section 3.14 are cumulative;
(f)
the Company will not be required to issue fractional shares in satisfaction of its obligations hereunder.  Any fractional interest in a Common Share that would except for the provisions of this paragraph (f) of Section 3.14, be deliverable upon the exercise of an Option will be cancelled and not be deliverable by the Company; and

(g)
if any questions arise at any time with respect to the Exercise Price or number of Optioned Shares deliverable upon exercise of an Option in any of the events set out in this Section 3.14, such questions will be conclusively determined by the Company's auditors, or, if they decline to so act, any other firm of Chartered Accountants, in Vancouver, British Columbia (or in the city of the Company's principal executive office) that the Company may designate and who will have access to all appropriate records and such determination will be binding upon the Company and all Optionees.

ARTICLE 4
COMMITMENT AND EXERCISE PROCEDURES

Option Commitment

4.1
Upon grant of an Option hereunder, an authorized officer of the Company will deliver to the Optionee an Option Commitment detailing the terms of such Options and upon such delivery the Optionee will be subject to this Plan and have the right to purchase the Optioned Shares at the Exercise Price set out therein subject to the terms and conditions hereof.

Manner of Exercise

4.2	An Optionee who wishes to exercise his Option may do so by delivering:
(a)	a written notice to the Company specifying the number of Optioned Shares being acquired pursuant to the Option; and
(b)	the aggregate Exercise Price for the Optioned Shares being acquired by cash or a certified cheque payable to the Company.

Delivery of Certificate and Hold Periods

4.3
As soon as practicable after receipt of the notice of exercise described in Section 4.2 and payment in full for the Optioned Shares being acquired, the Company will direct its transfer agent to issue a certificate to the Optionee for the appropriate number of Optioned Shares. Such certificate issued will bear a legend stipulating any resale restrictions required under applicable securities laws.  Further, if the Exercise Price is set below the then current market price of the Common Shares on the TSX Venture, then the certificate will also bear a legend stipulating that the Optioned Shares are subject to a four-month TSX Venture hold period commencing on the date of the Option Commitment.

ARTICLE 5
GENERAL

Employment and Services

5.1
Nothing contained in this Plan will confer upon or imply in favour of any Optionee any right with respect to office, employment or provision of services with the Company, or interfere in any way with the right of the Company to lawfully terminate the Optionee's office, employment or service at any time pursuant to the arrangements pertaining to same.  Participation in this Plan by an Optionee will be voluntary.

No Representation or Warranty

5.2
The Company makes no representation or warranty as to the future market value of Common Shares issued in accordance with the provisions of this Plan or to the effect of the Income Tax Act (Canada) or any other taxing statute governing the Options or the Common shares issuable thereunder or the tax consequences to a Service Provider.  Compliance with applicable securities laws as to the disclosure and resale obligations of each Participant is the responsibility of such Participant and not the Company.

Governing Law

5.3	This Plan will be governed and construed in accordance with the laws of the Province of British Columbia.

Amendment of the Plan

5.4
The Board reserves the right, in its absolute discretion, to at any time amend, modify or terminate the Plan with respect to all Common Shares in respect of Options which have not yet been granted hereunder.  Any amendment to any provision of this Plan will be subject to any necessary Regulatory Approvals and Section 2.9 and Section 2.10.

Tax Withholding

5.5
To the extent the grant or exercise of an Option hereunder gives rise to any tax or other statutory withholding obligation (including, without limitation, income and payroll withholding taxes imposed by any jurisdiction), prior to the delivery of the Option or Common Shares being acquired upon the exercise of the Option, as the case may be, the Company may:

(a)	require the Optionee to remit to the Company a cash payment; or
(b)	withhold from any remuneration or consideration whatsoever payable to the Optionee, an amount sufficient to pay any tax or other statutory withholding obligation associated with the grant or exercise of the Option, as the case may be.
The Board may, in its discretion and subject to such procedures as the Board may implement, permit an Optionee to make the cash payment described in (a) above by tendering or arranging to have sold the appropriate number of Common Shares acquired upon the exercise of the Option, or by a combination of these methods. If Common Shares are sold to satisfy tax or other statutory withholding obligations, such Common Shares will be valued based on the fair market value thereof as of the date when the withholding is required to be made. Notwithstanding the foregoing, except as otherwise provided by the Board or in the terms of the Option, the Company shall have the right to require an Optionee to remit to the Company a cash payment in an amount sufficient to pay any tax or other statutory withholding obligation associated with a grant or exercise of an Option hereunder as a condition to the delivery of any Option or Common Shares being acquired upon the exercise of an Option, as the case may be.

SCHEDULE A
SHARE OPTION PLAN
OPTION COMMITMENT

Notice is hereby given that, effective this ▼ day of ▼, 200▼ (the "Effective Date") CanAlaska Uranium Ltd. (the "Company") has granted to ▼ (the "Service Provider"), an Option to acquire ▼ Common Shares (the “Optioned Shares") up to 5:00 p.m. (Vancouver Time) on the ▼ day of ▼, 20▼ (the "Expiry Date") at an Exercise Price of CDN$▼ per share.

At the date of grant of the Option, the [Company’s Common Shares are listed for trading on the TSX Venture and the Company is classified as a Tier ▼ Issuer / Company’s Common Shares are listed for trading on the TSX].

Optioned Shares will vest and may be exercised as follows:  ▼

The grant of the Option evidenced hereby is made subject to the terms and conditions of the Company's Share Option Plan (the “Plan”) dated for reference ▼, 20▼, the terms and conditions of which are hereby incorporated herein.  Capitalized terms not otherwise defined herein have the meaning ascribed thereto in the Plan.  The Company will provide you with a copy of the Plan upon your request.

To exercise your Option, deliver a written notice specifying the number of Optioned Shares you wish to acquire, together with cash or a certified cheque payable to the Company for the aggregate Exercise Price, to the Company.  A certificate for the Optioned Shares so acquired will be issued by the Company’s transfer agent as soon as practicable thereafter ▼ [and will bear a minimum four month non-transferability legend from the date of this Option Commitment].  [TSX Venture and TSX listed companies may grant stock options without a hold period, provided the exercise price of the options has been set at or above the market price of the Company’s shares on such stock exchange rather than below.]

The Company and the Service Provider represent that the Service Provider under the terms and conditions of the Plan is a bona fide ▼ [Director, Officer, Employee, Management Company Employee or Consultant] of the Company, entitled to receive Options under Exchange Policies.

CANALASKA URANIUM LTD.

Authorized Signatory